 Exhibit 99.1

Golden Star Announces US$65 Million Private Offering of Convertible Senior Notes

TORONTO, July 25, 2016 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") announces that it is offering US$65.0 million aggregate principal amount of convertible senior notes due 2021 (the "Notes") pursuant to applicable U.S. and Canadian private placement exemptions. As part of the offering, the Company has entered into exchange and purchase agreements with two holders of its 5.0% convertible senior unsecured debentures due June 1, 2017 to exchange approximately US$40.0 million principal amount of the outstanding convertible debentures for an equal principal amount of newly issued Notes (the "Exchange"), with such principal amount being included in the total aggregate principal amount of the offering of the Notes.

The Notes will bear semi-annual cash interest at a fixed rate and will be convertible into common shares of the Company at a conversion price that exceeds the current market price. The final terms of the offering will be determined by the Company and the initial purchasers.

The Company intends to use the net proceeds from the offering, together with the net proceeds from a concurrent public offering of up to US$30 million of its common shares (subject to an over-allotment option to increase the gross proceeds of the public offering by up to 15%) (the "Equity Offering") to strengthen its balance sheet by retiring certain of its outstanding indebtedness, including through the repurchase of the Convertible Debentures in privately negotiated transactions, repayment of its secured medium term loan facility with Ecobank Ghana Limited and any remaining funds for general corporate purposes. The Company will not receive any cash proceeds from the Exchange.

The Notes are only being offered in the United States to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and to non-U.S. persons outside the United States in reliance on Regulation S under the U.S. Securities Act. The Notes are only being offered in Canada to accredited investors pursuant to exemptions from the prospectus requirements of applicable Canadian securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The Notes and the common shares issuable upon the conversion of the Notes have not been and will not be registered under the U.S. Securities Act and may not be offered or sold absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act, and in Canada will be subject to a four month restricted period from the issue date of the Notes.

The Company has applied to list the common shares to be issued pursuant to the Equity Offering and the common shares issuable upon conversion of the Notes on the Toronto Stock Exchange ("TSX") and the NYSE MKT. For the purposes of TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers.

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements include, but are not limited to, the completion of the Notes offering; the completion of the exchange; the anticipated pricing and completion of the Equity Offering; the planned use of proceeds for the Notes offering; the planned use of proceeds from the Equity Offering; and the planned reliance on the exemption set forth in Section 602.1 of the TSX Company Manual.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Please refer to the discussion of these and other factors in our Annual Information Form for the year ended December 31, 2015.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Golden Star does not undertake to update any forward-looking information and statements that are included in this press release except in accordance with applicable securities laws.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:16e 25-JUL-16